November 30, 2006

VIA EDGAR AND FEDERAL EXPRESS DELIVERY

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

        Re: Alpha Nutra, Inc.
        Correspondence regarding Form DEF 14C filed November 29, 2006
        File No. 000-19644

Dear Mr. Murao:

On behalf of Alpha Nutra, Inc., a Nevada corporation (the “Company”), we are hereby submitting this correspondence concerning the Definitive Information Statement filed on Form DEF 14C with the Securities and Exchange Commission (“SEC”) on November 29, 2006.

The Preliminary Information Statement was filed on Form PRE 14C on behalf of the Company with the SEC on November 15, 2006. We have received your notification of review on the PRE 14C and are awaiting your approval to file the DEF 14C. On November 29, 2006, the Company was attempting to “test file” the DEF 14C on the SEC EDGAR system and inadvertently “live filed” the form.

We hereby request that the DEF 14C filed November 29, 2006 be withdrawn. We will refile the correct DEF 14C when we receive your approval. The DEF 14C will not be mailed to our stockholders until we receive approval from your offices.

If you have any questions or concerns, please feel free to contact me at 760-804-8844. My extension 205.

Very truly yours and respectfully submitted,

/s/ Mark L. Baum
____________________________________
By: Mark L. Baum
Its: Chief Executive Officer and Director